 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

CNL GROWTH PROPERTIES, Inc.
(Name of Subject Company)

CMG INCOME FUND II, LLC,
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$6,000,000	$604.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,500,000 Shares at a purchase price equal to $4.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $755.25
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: November 24, 2015

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by CMG Acquisition Co., LLC, CMG Income Fund II, LLC, and CMG Partners, LLC (collectively the "Purchasers") to purchase up to 1,500,000 shares of common stock (the "Shares") in CNL Growth Properties, Inc. (the "REIT"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated November 24, 2015 ("Offer Date") and the related Agreement of Assignment and Transfer.

This Amendment changes the Offer Price from $5.00 per Share to $4.00 per Share.  All references to the Offer Price are hereby amended, as well as figures dependent upon the Offer Price.  All other terms of the Offer remain unchanged.  The original Offer letter was never mailed to Shareholders, but any tendering shareholder who tenders shares using the original Agreement at the original Offer Price will be sent a revised Agreement with the amended price.

Item 12.                          Exhibits.

(a)(1)	Offer to Purchase dated November 24, 2015*

(a)(2)	Agreement of Assignment and Transfer*

(a)(3)	Form of Letter to Shareholders dated November 24, 2015*
(a)(4)	Form of advertisement in Investor's Business Daily*
(a)(5)	Amended Letter to Shareholders Dated November 30, 2015

(a)(6) *	Amended Agreement of Assignment and Transfer Previously filed on November 24, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            December 1, 2015

CMG INCOME FUND II, LLC, CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson